SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                              WCI Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92923C104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Bennett Lindenbaum
                             Basswood Partners, LLC
                               645 Madison Avenue
                               New York, NY 10022
                                 (212) 521-9500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 5, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 2 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,092,050
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,092,050
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,092,050
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 3 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,091,150
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,091,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,091,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 4 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Matthew Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,095,550
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,095,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,095,550
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 5 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bennett Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,095,550
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,095,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,095,550
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed to amend the Amendment No. 1 to Schedule 13D filed on November 1, 2006 ("Amendment No. 1"), on behalf of Basswood Capital Management, LLC, a Delaware limited liability company (the "Management Company"), Basswood Partners, LLC, a Delaware limited liability company ("Basswood Partners"), Matthew Lindenbaum and Bennett Lindenbaum. This Amendment No. 2 relates to the Common Stock, par value $0.01 per share, of WCI Communities, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company and references herein to "Options" are to standardized options to purchase the Common Stock of the Company. Basswood Partners serves as the general partner of Basswood Financial Partners, LP, a Delaware limited partnership, Basswood Opportunity Partners, LP, a Delaware limited partnership, Jet I, LP, a Delaware limited partnership, and Whitewood Financial Partners, LP, a Delaware limited partnership (collectively, the "Domestic Funds"). Basswood Partners directly owns Options and may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Domestic Funds by virtue of the authority granted to it by the Domestic Funds to vote and to dispose of the securities held by the Domestic Funds. The Management Company is the investment manager or adviser to Basswood Opportunity Fund, Inc. and Basswood International Fund, Inc. (collectively, the "Offshore Funds"), the Domestic Funds and a managed account (the "Managed Account" and together with the Domestic Funds and the Offshore Funds, the "Funds"). The Management Company may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Funds by virtue of the authority granted to it by the Funds (or, in the case of the Domestic Funds, Basswood Partners) to vote and to dispose of the securities held by the Funds. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and Basswood Partners. Matthew Lindenbaum and Bennett Lindenbaum may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Funds and by Basswood Partners by virtue of the foregoing relationships. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the "Reporting Persons."

Item 3.   Source and Amount of Funds or Other
          Consideration.

          Item 3 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

          The Funds expended an aggregate of approximately $743,913.91 of their investment capital to acquire the 45,550 shares of Common Stock, and $1,501,720.55 to acquire the Options to purchase 2,046,500 shares of Common Stock. Basswood Partners and the Domestic Funds collectively expended an aggregate of approximately $743,913.91 of their investment capital to acquire the 45,550 shares of Common Stock, and $767,260.69 to acquire the

Options to purchase 1,045,600 shares of Common Stock. Basswood Partners and the Funds collectively expended an aggregate of approximately $743,913.91 to acquire the 45,550 shares of Common Stock, and $1,504,288.85 to acquire the Options to purchase 2,050,000 shares of Common Stock, beneficially owned by each of Matthew Lindenbaum and Bennett Lindenbaum. All Options were acquired in open market purchases on various option exchanges.

Item 4.   Purpose of Transaction.

          Item 4 of Amendment No. 1 is hereby amended to add the following:

          Between November 2, 2006 and December 11, 2006, Basswood Partners and the Funds collectively sold an aggregate amount of 1,099,417 shares of Common Stock in the Company in open market transactions. On December 1, 2006, one of the Offshore Funds purchased 3,400 shares of Common Stock of the Company in an open market transaction.

          Between December 5, 2006 and December 6, 2006, Basswood Partners and the Funds collectively sold standardized Options to purchase 1,000,000 shares of Common Stock of the Company in open market transactions. Between December 5, 2006 and December 11, 2006, Basswood Partners and the Funds collectively purchased standardized Options to purchase 2,050,000 shares of Common Stock in open market transactions.

Item 5.   Interest in Securities of the Issuer.

          Items 5(a) and 5(b) of Amendment No. 1 are hereby amended and restated in their entirety as follows:

     (a) As of the date of this Amendment No. 2, the Management Company beneficially owns 2,092,050 shares of Common Stock, including through ownership of the Options. The Management Company shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett Lindenbaum and, with respect to 1,087,650 of such shares, with Basswood Partners. The total number of shares the Management Company is deemed to beneficially own represents 5.0 % of the 41,853,396 shares of Common Stock outstanding as of November 3, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Amendment No. 2, Basswood Partners beneficially owns 1,091,150 shares of Common Stock (3,500 of which Basswood Partners owns directly), including through ownership of the Options, which represent 2.6% of the outstanding shares of Common Stock. Basswood Partners shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett

Lindenbaum and, with respect to 1,087,650 of such shares, with the Management Company.

     As of the date of this Amendment No. 2, Matthew Lindenbaum and Bennett Lindenbaum each beneficially own 2,095,550 shares of Common Stock, including through ownership of the Options, which represent 5.0% of the outstanding shares of Common Stock. Matthew Lindenbaum and Bennett Lindenbaum each share voting and dispositive power over all such holdings with the other and, with respect to 3,500 of such shares, with Basswood Partners, with respect to 1,004,400 of such shares, with the Management Company, and, with respect to 1,087,650 of such shares, with both the Management Company and Basswood Partners.

     None of the individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,004,400 shares of Common Stock (through the Options referenced in Items 4 and 6) held directly by the Offshore Funds and the Managed Account. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,087,650 shares of Common Stock (including the Options referenced in Items 4 and 6) held directly by the Domestic Funds. Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 3,500 shares of Common Stock (through the Options referenced in Items 4 and 6) held directly by Basswood Partners.

     Item 5(c) of Amendment No. 1 is hereby amended amd restated in its entirety as follows:

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the filing of Amendment No. 1.

     Schedule B hereto sets forth certain information with respect to transactions by Basswood Partners in the Common Stock since the filing of Amendment No. 1.

     All of the transactions set forth on Schedule A and Schedule B were effected on the New York Stock Exchange or on various options exchanges.

     Except as set forth above and on Schedule A and Schedule B, since the filing of Amendment No. 1 there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Paragraph 2 of Item 6 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

     The Funds have acquired in open market purchases standardized Options to purchase an aggregate of 2,046,500 shares of Common Stock. Basswood Partners has acquired in open market purchases standardized Options to purchase 3,500 shares of Common Stock. Together, Basswood Partners and the Funds have acquired in open market purchases standardized Options to purchase 2,050,000 shares of Common Stock. All referenced options expire on March 17, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 12, 2006


                                             BASSWOOD CAPITAL MANAGEMENT, LLC



                                             By: /s/ Matthew Lindenbaum
                                                 -------------------------------
                                                 Name:   Matthew Lindenbaum
                                                 Title:  Managing Member



                                             By: /s/ Bennett Lindenbaum
                                                 -------------------------------
                                                 Name:   Bennett Lindenbaum
                                                 Title:  Managing Member



                                             BASSWOOD PARTNERS, LLC



                                             By: /s/ Matthew Lindenbaum
                                                 -------------------------------
                                                 Name:   Matthew Lindenbaum
                                                 Title:  Managing Member



                                             By: /s/ Bennett Lindenbaum
                                                 -------------------------------
                                                 Name:   Bennett Lindenbaum
                                                 Title:  Managing Member




                                             /s/ Matthew Lindenbaum
                                             -----------------------------------
                                             Matthew Lindenbaum



                                             /s/ Bennett Lindenbaum
                                             -----------------------------------
                                             Bennett Lindenbaum


     [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D WITH RESPECT TO WCI
                               COMMUNITIES, INC.]

                                   Schedule A
                                   ----------


               Transactions by the Domestic Funds in Common Stock
                      since the filing of Amendment No. 1.


      Date          Transaction        Shares          Price Per Share($)
      ----          -----------        ------          ------------------

---------------- ----------------- -------------- ------------------------------
   11/02/2006          SELL            25,010               15.3489
---------------- ----------------- -------------- ------------------------------
   12/06/2006          SELL           203,385               19.5708
---------------- ----------------- -------------- ------------------------------
   12/07/2006          SELL            12,194                18.80
---------------- ----------------- -------------- ------------------------------
   12/07/2006          SELL            89,432               18.7631
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL            5,084                 18.45
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL            25,120                18.34
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL             304                  18.26
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL            76,269               18.0576
---------------- ----------------- -------------- ------------------------------
   12/11/2006          SELL            95,744               17.6855
---------------- ----------------- -------------- ------------------------------
   12/11/2006          SELL            24,378                17.90
---------------- ----------------- -------------- ------------------------------

        Transactions by the Domestic Funds in Options since the filing of
                                Amendment No. 1.


      Date           Transaction     Contracts         Price Per Contract
      ----           -----------     ---------         ------------------

---------------- ----------------- -------------- ------------------------------
   12/05/2006           BUY            3,329                 .7750
---------------- ----------------- -------------- ------------------------------
   12/05/2006           SELL           3,328                   3
---------------- ----------------- -------------- ------------------------------
   12/06/2006           SELL           1,755                 3.007
---------------- ----------------- -------------- ------------------------------
   12/06/2006           BUY            1,754                 .7751
---------------- ----------------- -------------- ------------------------------
   12/06/2006           BUY            2,034                 .8811
---------------- ----------------- -------------- ------------------------------
   12/07/2006           BUY            1,015                 .5938
---------------- ----------------- -------------- ------------------------------
   12/09/2006           BUY            1,067                 .5370
---------------- ----------------- -------------- ------------------------------
   12/11/2006           BUY            1,222                  .52
---------------- ----------------- -------------- ------------------------------

          Transactions by the Offshore Funds and the Managed Account in Common Stock since the filing of Amendment No. 1.


      Date          Transaction        Shares          Price Per Share($)
      ----          -----------        ------          ------------------

---------------- ----------------- -------------- ------------------------------
   11/02/2006          SELL            24,404               15.3489
---------------- ----------------- -------------- ------------------------------
   12/01/2006          SELL            3,400                18.5241
---------------- ----------------- -------------- ------------------------------
   12/01/2006           BUY            3,400                18.5603
---------------- ----------------- -------------- ------------------------------
   12/06/2006          SELL           195,911               19.5708
---------------- ----------------- -------------- ------------------------------
   12/07/2006          SELL            11,766                18.80
---------------- ----------------- -------------- ------------------------------
   12/07/2006          SELL            86,270               18.7631
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL            4,899                 18.45
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL            24,194                18.34
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL             293                  18.26
---------------- ----------------- -------------- ------------------------------
   12/08/2006          SELL            73,468               18.0576
---------------- ----------------- -------------- ------------------------------
   12/11/2006          SELL            92,462               17.6855
---------------- ----------------- -------------- ------------------------------
   12/11/2006          SELL            23,542                17.90
---------------- ----------------- -------------- ------------------------------

          Transactions by the Offshore Funds and the Managed Account in Options since the filing of Amendment No. 1.



      Date          Transaction       Contracts       Price Per Contract
      ----          -----------       ---------       ------------------

---------------- ------------------ ------------- ------------------------------
   12/05/2006            BUY             3,210               .7750
---------------- ------------------ ------------- ------------------------------
   12/05/2006           SELL             3,211                 3
---------------- ------------------ ------------- ------------------------------
   12/06/2006           SELL             1,689               3.007
---------------- ------------------ ------------- ------------------------------
   12/06/2006            BUY             1,690               .7751
---------------- ------------------ ------------- ------------------------------
   12/06/2006            BUY             1,959               .8811
---------------- ------------------ ------------- ------------------------------
   12/07/2006            BUY              982                .5938
---------------- ------------------ ------------- ------------------------------
   12/08/2006            BUY             1,029               .5370
---------------- ------------------ ------------- ------------------------------
   12/11/2006            BUY             1,174                .52
---------------- ------------------ ------------- ------------------------------

                                   Schedule B
                                   ----------

                Transactions by Basswood Partners in Common Stock
                      since the filing of Amendment No. 1.



      Date          Transaction        Shares         Price Per Share($)
      ----          -----------        ------         ------------------

---------------- ----------------- ------------- -------------------------------
   11/02/2006           SELL              86               15.3489
---------------- ----------------- ------------- -------------------------------
   12/06/2006           SELL             704               19.5708
---------------- ----------------- ------------- -------------------------------
   12/07/2006           SELL              40                18.80
---------------- ----------------- ------------- -------------------------------
   12/07/2006           SELL             298               18.7631
---------------- ----------------- ------------- -------------------------------
   12/08/2006           SELL              17                18.45
---------------- ----------------- ------------- -------------------------------
   12/08/2006           SELL              86                18.34
---------------- ----------------- ------------- -------------------------------
   12/08/2006           SELL              3                 18.26
---------------- ----------------- ------------- -------------------------------
   12/08/2006           SELL             263               18.0576
---------------- ----------------- ------------- -------------------------------
   12/11/2006           SELL             311               17.6855
---------------- ----------------- ------------- -------------------------------
   12/11/2006           SELL              80                17.90
---------------- ----------------- ------------- -------------------------------

                  Transactions by Basswood Partners in Options
                      since the filing of Amendment No. 1.

      Date           Transaction      Contracts       Price Per Contract
      ----           -----------      ---------       ------------------

----------------- ----------------- ------------- ------------------------------
   12/05/2006             BUY              11                .7750
----------------- ----------------- ------------- ------------------------------
   12/05/2006            SELL              11                  3
----------------- ----------------- ------------- ------------------------------
   12/06/2006             BUY              7                 .8811
----------------- ----------------- ------------- ------------------------------
   12/06/2006            SELL              6                 3.0007
----------------- ----------------- ------------- ------------------------------
   12/06/2006             BUY              6                 .7751
----------------- ----------------- ------------- ------------------------------
   12/07/2006             BUY              3                 .5938
----------------- ----------------- ------------- ------------------------------
   12/08/2006             BUY              4                 .5370
----------------- ----------------- ------------- ------------------------------
   12/11/2006             BUY              4                  .52
----------------- ----------------- ------------- ------------------------------